EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income tax expense (1)(2)	$(581,917)	$(144,309)	$33,665	$25,752	$18,334
Fixed charges	98,503	66,644	28,537	14,927	2,575

Interest capitalized	(8,872)	(3,259)	(2,636)	(77)	—
Preferred dividends	(1,769)	—	—	—	—
Amortization of previously capitalized interest	309	123	22	—	—

Total	$(493,746)	$(80,801)	$59,588	$40,602	$20,909

Fixed Charges:
Interest cost and debt expense	84,843	61,526	24,572	14,175	2,301
Interest capitalized	8,872	3,259	2,636	77	—
Preferred dividends	1,769	—	—	—	—
Interest allocable to rental expense(3)	3,019	1,859	1,329	675	274

Total	$98,503	$66,644	$28,537	$14,927	$2,575

Ratio of Earnings to Fixed Charges	— (4)	— (5)	2.1x	2.7x	8.1x

(1)	Includes a $698.5 million non-cash impairment charge to goodwill and other assets, a $115.8 million non-cash gain recognized on derivatives, a $19.9 million gain from the Partnership’s repurchase of approximately $60.0 million in face amount of its senior unsecured notes for an aggregate purchase price of approximately $40.1 million, and a net $197.6 million cash derivative expense related to the early termination of certain derivative contracts for the year ended December 31, 2008.
(2)	Includes a $169.4 million non-cash loss recognized on derivatives for the year ended December 31, 2007.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(4)	Due to Partnership’s loss for the year ended December 31, 2008, its earnings were insufficient to cover its fixed charges by $592.2 million.
(5)	Due to Partnership’s loss for the year ended December 31, 2007, its earnings were insufficient to cover its fixed charges by $147.4 million.